FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	Free translation of a letter submitted to the local exchange on December 7, 2004, regarding the notification of the court resolution relating to the summons to bondholders meetings.

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, December 7, 2004

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

RE.:     Telecom Argentina S.A. – Proceedings of homologation of the Acuerdo Preventivo Extrajudicial

I am writing you as Responsible for Market Relations of Telecom Argentina S.A. (“the Company” or “Telecom”) to inform you that the Company received a notification of the First Instance Commercial Court Nº19, Secretary Nº38 where it was informed that, in anticipation to the opening of the Acuerdo Preventivo Extradudicial, the Court has resolved to call for Bondholders Meetings for all outstanding series of Notes, in the terms of Article 45 bis of the Argentine Bankruptcy Law (“Ley de Concursos y Quiebras”).

The Court has resolved that the meetings should take place in the City of Buenos Aires and within the next 90 days. Telecom must inform the Count within the next 72 hours the date, time and place where the meetings will take place.

Telecom will publish in due time and in the corresponding newspapers the summons to such bondholders meetings.

Sincerely,

Pedro Gastón Insussarry

Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: December 9, 2004	By:	/s/ Alberto Yamandú Messano
Name: Alberto Yamandú Messano
Title: Director